Exhibit 99.1

Wunong Net Technology Co., Limited Unaudited Financial Results for the First Half Fiscal Year of 2021

First Half Fiscal Year of 2021 Operating Highlights

●	Registered users of the Company’s online planform were 672,398 as of June 30, 2021, compared to 527,852 as of June 30, 2020.

●	Average daily active users (“DAUs”) of the Company’s online platform decreased to approximately 894.98 from 1,094.95 in the same period of 2020.

●	Number of merchants carried in the Company’s online platform were 417 as of June 30, 2021, compared to 269 as of June 30, 2020.

●	Type of goods carried in the Company’s online platform were 3,607 as of June 30, 2021, compared to 998 as of June 30, 2020.

First Half Fiscal Year of 2021 Financial Highlights

●	Total revenues in the first half fiscal year of 2021 increased by 150.00% to US$7.50 million compared to US$3.00 million in the same period of 2020.

●	Net loss in the first half fiscal year of 2021 decreased by 6.87% to US$1.22 million from US$1.31 million in the same period of 2020.

First Half Fiscal Year of 2021 Key Operating Metrics

The Company monitors the following key metrics to evaluate the growth of its business, measure the effectiveness of its marketing efforts, identify trends affecting its business, and make strategic decisions.

Registered users of the Company’s online platform. The Company defines this metric as the total number of the registered users of the Company’s online platform as of the end of the period. As an online and mobile e-commerce business, the Company believes that this is a key operating metric for understanding the growth of its business. The Company views the number of registered users at the end of a given period as a key indicator of the attractiveness and usability of its online platform traffic. As of June 30, 2021, the registered users of Wunong Net’s online platform exceeded 672,398, as compared to 527,852 as of June 30, 2020. The Company believes that this increase in registered users demonstrates the success that convert the offline users to online users.

Daily Active Users (DAUs). The Company defines daily active users, or DAUs, as users who have logged in or accessed its online platform, whether on a mobile phone or tablet. The Company calculates DAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. The DAU number is a metric that Wunong Net’s management uses to manage their operations. In particular, its management sets daily targets of DAUs and monitors the DAUs to see whether to make adjustments as to the promotional activities and advertising campaigns. For the six months ended June 30, 2021 and 2020, the average DAUs were 894.98 and 1,094.95, respectively.

Number of merchants. The company defines this metric as the total number of the merchants which sell goods on Wunong Net’s online platform as of the end of the period. Merchants sell goods on Wunong Net’s online platform after passing the company’s review. Different businesses offer different products. The number of merchants were 417 as of June 30, 2021, compared to 269 as of June 30, 2020.

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Impacts of the COVID-19 Pandemic. During the first half fiscal year of 2021, the impact of the COVID-19 epidemic in China has been greatly reduced. Based on more than 100 local service centers cross 17 provinces in China, including Shanxi, Xinjiang, Gansu, Henan, Hebei, Sichuan, Hunan, Guangdong and Guangxi, the company started implementing the expansion plan of each regional market, developing local service centers in all regions reach more suppliers and promote the products offered by the company, creating a sustainable development momentum. The business of Wunong Net has not been adversely impacted by the COVID-19 pandemic, and the sales growth has been significantly accelerated. With the Company’s efforts in the marketing, the Company expects its sales performance to continue to grow rapidly.

First Half Fiscal Year of 2021 Financial Results

Revenues in the first half fiscal year of 2021 increased by 150.00% to US$7.50 million compared to US$3.00 million in the same period of 2020, which was mainly due to the increase in online retail revenues and offline revenue. Compared to the first half fiscal year of 2020, the online platform has more registered users and more transaction volume. The offline business started in the second half fiscal year of 2020 and continued in the fiscal year of 2021.

Total operating expenses in the first half fiscal year of 2021 increased by 54.21% to US$2.93 million from US$1.90 million in the same period of 2020.

●	Cost of revenues in the first half fiscal year of 2021 increased by 140.66% to US$5.80 million from US$2.41 million in the same period of 2020, mainly due to the increase of online retail business and offline business. The growth trend of cost of revenues was close to the increase of the revenues.

●	Sales and marketing expenses in the first half fiscal year of 2021 increased by 34.21% to US$1.53 million from US$1.14 million in the same period of 2020, mainly due to the increase in revenue leads to an increase in commission service fee.

●	General and administrative expenses in the first half fiscal year of 2021 increased by 85.25% to US$1.13 million from US$0.61 million in the same period of 2020, mainly due to the increase in employee salary, business entertainment as compared to the same period of 2020.

●	Research and development expenses in the first half fiscal year of 2021 increased by 80.00% to US$0.27 million from US$0.15 million in the same period of 2020, mainly due to the salary and Software service fee increased in the first half fiscal year of 2021 compared to the same period of 2020.

Gross Profit in the first half fiscal year of 2021 was US$1.70 million, increasing by 193.10% from US$0.58 million in the same period of 2020. Gross margin in the first half fiscal year of 2021 was 22.65%, compared to 19.50% for the same period of 2020.

Net loss in the first half fiscal year of 2021 decreased by 6.87% to US$1.22 million from US$1.31 million in the same period of 2020. The net loss decreased mainly due to the increase in gross profit in the first half fiscal year of 2021 compared to the same period of 2020.

Basic and diluted loss per share in the first half fiscal year of 2021 was US$0.04, compared to US$0.06 in the same period of 2020.

Net cash used in operating activities in the first half fiscal year of 2021 was US$6.96 million, compared to US$1.11 million in the same period of 2020. In this first half year, we spent substantially on the continued expansion of the business. Further increase spending on marketing and development of online platform and Wunong Net App’s.

As of June 30, 2021, the Company had cash and cash equivalents of US$0.48 million, compared to US$7.03 million as of December 31, 2020.

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Safe Harbor Statement

Certain statements made herein are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

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WUNONG NET TECHNOLOGY COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2020	June 30, 2021
		(Unaudited)
ASSETS
Current Assets:
Cash	$7,027,964	$484,980
Accounts receivable	439,910	-
Inventories, net	1,534,830	270,756
Advances to suppliers, net	715,582	843,092
Loan receivable	26,500,000	26,500,000
Other current assets	148,360	206,400
Total Current Assets	36,366,646	28,305,228
Property and equipment, net	300,966	310,848
Right of use lease assets, net	751,422	663,085
Security deposit	43,843	44,307
TOTAL ASSETS	$37,462,877	$29,323,468

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$5,687,926	$2,319,239
Advances from customers	5,330,491	1,637,817
Current portion of obligations under operating leases	272,148	302,899
Accrued expenses and other current liabilities	1,697,291	1,555,584
Total Current Liabilities	12,987,856	5,815,539
Obligations under Operating Leases, non-current	545,879	409,285
Due to Related Parties	7,027,364	7,237,639
Total non-current liabilities	7,573,243	7,646,924
TOTAL LIABILITIES	$20,561,099	$13,462,463

Commitment and Contingencies
Stockholders’ Equity (Deficit)
Ordinary Shares, no par value, unlimited shares authorized; 25,000,000 and 25,000,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	$-	$-
Additional paid-in capital	21,977,682	21,977,682
Accumulated deficit	(4,927,367)	(6,144,631)
Accumulated other comprehensive (loss) income	(148,537)	27,954
Total Stockholders’ Equity (Deficit)	16,901,778	15,861,005

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$37,462,877	$29,323,468

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WUNONG NET TECHNOLOGY COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Six Months Ended June 30,
	2020	2021
NET REVENUE	$2,990,267	$7,499,540
COST OF REVENUE	(2,407,192)	(5,800,663)
GROSS PROFIT	583,075	1,698,877

OPERATING EXPENSES
Sales and Marketing Expenses	(1,137,866)	(1,528,278)
General and Administrative Expenses	(607,667)	(1,126,347)
Research and Development Expenses	(153,816)	(271,925)
Total operating expenses	(1,899,349)	(2,926,550)
LOSS FROM OPERATIONS	(1,316,274)	(1,227,673)

Other Income, net	2,932	10,409
LOSS BEFORE INCOME TAX	(1,313,342)	(1,217,264)
Provision for Income Taxes	-	-
NET LOSS	(1,313,342)	(1,217,264)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign Currency Translation Adjustment	30,307	176,491
TOTAL COMPREHENSIVE LOSS	$(1,283,035)	$(1,040,773)

LOSS PER SHARE – BASIC AND DILUTED	(0.06)	(0.04)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED	20,000,000	25,000,000

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WUNONG NET TECHNOLOGY COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended June 30,
	2020	2021
Cash flows from operating activities:
Net Loss	$(1,313,342)	$(1,217,264)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	156,550	191,011

Change in operating assets and liabilities:
Account receivable, net	-	443,638
Prepaid Expenses	(13,928)	-
Inventories, net	175,667	1,277,648
Other Current Assets	(16,695)	(42,506)
Advances to Suppliers, net	18,478	(119,677)
Deferred Offering Costs	(5,030)	-
Accounts Payable	(563,613)	(3,421,749)
Advances from Customers	686,492	(3,741,278)
Tax Payable	(28,371)	(56,589)
Lease liability	(107,365)	(114,268)
Accrued Expenses and Other Current Liabilities	(97,623)	(159,353)
Net cash used in operating activities	(1,108,780)	(6,960,387)

Cash flows from investing activities:
Short term investment	71,084	-
Purchase of property and equipment	(2,556)	(58,850)
Net cash provided by (used in) investing activities	68,528	(58,850)

Cash flows from financing activities:
Note receivable	-	280,147
Proceeds from related parties loans	627,675	53,692
IPO proceeds due to related party	-	81,851
Capital contributions	84,928	-
Net cash provided by financing activities	712,603	415,690

Effect of changes of foreign exchange rate on cash	(5,828)	60,563

NET INCREASE IN CASH	(333,477)	(6,542,984)

CASH, BEGINNING OF THE PERIOD	546,294	7,027,964

CASH , END OF THE PERIOD	212,817	484,980

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